SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                          ________________________


                             SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 3)
                            ________________

       MCNEIL PACIFIC INVESTORS FUND 1972    MCNEIL REAL ESTATE FUND XIV, LTD.

       MCNEIL REAL ESTATE FUND V, LTD.       MCNEIL REAL ESTATE FUND XV, LTD.

       MCNEIL REAL ESTATE FUND IX, LTD.      MCNEIL REAL ESTATE FUND XX, L.P.

       MCNEIL REAL ESTATE FUND X, LTD.       MCNEIL REAL ESTATE FUND XXIV, L.P.

       MCNEIL REAL ESTATE FUND XI, LTD.      MCNEIL REAL ESTATE FUND XXV, L.P.
                               (NAME OF SUBJECT COMPANY)

                                 MCNEIL PARTNERS, L.P.
                          (NAME OF PERSON FILING STATEMENT)

                            Limited Partnership Units
                          (TITLE OF CLASS OF SECURITIES)

                 582566 10 5                     582568 88 7
                 582568 20 0                     582568 50 7
                 582568 10 1                     None
                 582568 20 0                     582568 88 7
                 582568 30 9                     582568 87 9
                   (CUSIP NUMBERS OF CLASSES OF SECURITIES)
                             ______________________

                               Donald K. Reed
                           MCNEIL PARTNERS, L.P.
                      13760 Noel Road, Suite 700, LB70
                           Dallas, Texas  75240
                              (214) 448-5800
     (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
     RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                Copy to:

                          Patrick J. Foye, Esq.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                           919 Third Avenue
                       New York, New York  10022
                           (212) 735-2274



               This Amendment No. 3 amends and supplements Items 3, 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of McNeil Partners, L.P., a Delaware limited partnership (the "Partnership"), filed with the Securities and Exchange Commission (the "Commission") on August 18, 1995, Amendment No. 1 to the Schedule 14D-9 filed with the Commission on August 25, 1995 and Amendment No. 2 to the Schedule 14D-9 filed with the Commission on September 8, 1995. Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 3 have the meanings set forth in the
     Schedule 14D-9, as amended.

     ITEM 3.   IDENTITY AND BACKGROUND.

               Item 3(b) is hereby supplemented by adding the following:

               The information set forth in Exhibit (c)(6) attached hereto is incorporated herein by reference.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

               Item 8 is hereby supplemented by adding the following:

               On or about August 18, 1995, three individuals commenced an action in the Superior Court of the State of California for the County of Los Angeles (the "California Superior Court"), against McNeil Partners, McNeil Investors, McREMI, Robert A. McNeil, Carole J. McNeil, Donald K. Reed ("Reed") and Robert C. Irvine ("Irvine"), entitled James
     F. Schofield et al. v. McNeil Partners, L.P. et al., Case
     No. BC133799. The Schofield action is purportedly brought in part as a class action, on behalf of all the limited partners (the "Limited Partners") of McNeil Real Estate Fund V, Ltd., McNeil Real Estate Fund IX, Ltd., McNeil Real Estate Fund X, Ltd., McNeil Real Estate Fund XI, Ltd., McNeil Real Estate Fund XIV, Ltd., McNeil Real Estate Fund XV, Ltd., McNeil Real Estate Fund XX, L.P., McNeil Real Estate Fund XXIV, L.P., and McNeil Real Estate Fund XXV, L.P., and in part as a derivative action on behalf of such Partnerships.

               The Schofield Complaint asserts that defendants have breached their fiduciary duties to the Limited Partners and have breached the partnership agreements of the aforementioned Partnerships by allegedly, inter alia, failing to maximize the value of such Partnerships, seeking to entrench themselves in the management of such Partnerships, and receiving excessive management and other fees from such Partnerships. The Complaint seeks, inter alia, an order directing defendants to discharge their fiduciary duties to such Partnerships and enjoining them from violating their fiduciary duties, as well as an award to plaintiffs and to such Partnerships of compensatory damages in an unspecified amount.

               On or about August 21, 1995, the same persons who filed the Schofield action in the California Superior Court filed another purported class-action and derivative Complaint in the United States District Court for the Southern District of New York, entitled James F. Schofield et al. v. McNeil Partners,
     L.P. et al, 95 Civ. 6711. The Schofield plaintiff's federal Com-plaint contains allegations similar to those of their California Complaint, together with a claim that defendants violated Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, in that the Partnerships' Schedules 14D-9 filed on August 18, 1995 in connection with the HR Offers contained inadequate and incomplete information.

               On or about August 22, 1995, two individuals filed separate, but substantially identical, Complaints in the California Superior Court, entitled Warren Heller v. McNeil Partners L.P. et al., Case No. BC133957, and Alfred Napoletano v. McNeil Partners L.P.
     et al., Case No. BC133849. These Complaints are purportedly brought as class actions, on behalf of all the limited partners of the ten Partnerships, against defendants McNeil Partners, McNeil Investors, Robert McNeil, Carole McNeil and the ten Partnerships. Each of the Complaints alleges, in substance, that defendants breached their fiduciary duties to the limited partners by failing to maximize the value of the Partnerships.
     The Complaints seek, inter alia, an order directing defendants to fulfill their fiduciary duties and enjoining them from blocking any potential acquisition proposal for the Partnerships, and an award of damages in an unspecified amount.

               On or about August 23, 1995, an action was filed in the District Court of Dallas County, Texas, entitled Robert Lewis v. McNeil Partners, L.P. et al. The Original Petition is purportedly brought on behalf of a class consisting of all the limited partners of the ten Partnerships, against defendants McNeil Partners, McNeil Investors, Robert McNeil, Reed and Irvine. The Lewis Complaint alleges that defendants have breached their fiduciary duties and the partnership agreements of the Partnerships by failing to maximize the value of the Partnerships upon receipt of the HR Offers. The Complaint seeks, inter alia, an order directing defendants to take steps to maximize the price to be paid to limited partners for their units in the Partnerships. On or about September 7, 1995, the plaintiff in the Lewis action filed a motion for a temporary injunction to this effect, together with a request for a temporary restraining order prohibiting defendants from registering any change in the ownership of units in the Partnerships pending a hearing on the injunction motion.

               Each of the five actions described above is at a preliminary stage. Defendants have not yet responded to the Complaint or Petition in any of these actions.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

               Item 9 is hereby supplemented by adding the following:

               (c)(6) Letter Agreement dated September 12, 1995 by and among Carl C. Icahn, High River, and McNeil Partners.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 8, 1995

                              MCNEIL PARTNERS, L.P.
                              General Partner of each of the Partnerships

                                 By:    McNeil Investors, Inc.
                                        General Partner

                                   By:  /s/ Donald K. Reed
                                        __________________________
                                            Donald K. Reed
                                            President


                               EXHIBIT INDEX

       Exhibit                  Description                    Page

       (c)(6) Letter Agreement dated September 12, 1995 by and among Carl C. Icahn, High River and
                McNeil Partners.